SatCon Technology Corporation

27 Drydock Avenue

Boston, MA  02210-2377

January 23, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Mr. David Burton

Staff Accountant

Re:                               SatCon Technology Corporation

Amendment No. 2 to Item 4.01 Form 8-K

Filed January 11, 2006

File No. 1-11512

Dear Mr. Burton:

This letter is submitted on behalf of SatCon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Current Report on Form 8-K (the “Amended Form 8-K”) filed on January 11, 2006 (event date December 28, 2005), as set forth in a letter dated January 12, 2006 to David E. O’Neil (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event (i.e., internal control weakness).

Response to Comment No. 1

1.                                       Reportable events identified by Grant Thornton LLP in the December 23, 2004 Management Letter.

As noted on the Amended Form 8-K, in connection with its audit of the Company’s financial statements for the year ended September 30, 2004, Grant Thornton LLP (“Grant Thornton”) advised the Audit Committee and management, by letter dated December 23, 2004 (the “2004 Management Letter”), that it noted certain deficiencies involving internal control over financial reporting that it considered to be significant deficiencies under standards of the Public Company Accounting Oversight Board.  Specifically, Grant Thornton advised the Audit Committee and management that it considered the following three items to be significant deficiencies: (i) the first significant deficiency related to a need to formalize policies and procedures (including code of conduct, process to evaluate complaints about accounting and financial reporting and anonymous submission process, documenting that control activities have occurred, and a comprehensive accounting and financial reporting policies and procedures manual); (ii) the second significant deficiency related to the need for improvement in segregation of duties (particularly for certain cash receipts, periodic rotation of duties and maintaining segregation of duties while employees are on vacation); and (iii) the third significant deficiency related to the need for monitoring controls to ensure that operational controls are operating as designed (including periodic observation and re-performance of operational controls).  See a copy of the 2004 Management Letter (attached hereto as Appendix C), which is being provided supplementally with this letter in response to Staff Comment No. 3.  In response to Staff Comment No. 1, the Company hereby supplementally provides the following information with respect to the steps the Company has taken (or plans to take) and procedures the Company has implemented (or plans to implement) to correct each such reportable event:

Deficiency No. 1

Following the passage of the Sarbanes Oxley Act of 2002 (“SOX”) and the promulgation of rules and regulations thereunder, as well as the adoption by the Nasdaq National Market of rules mandated by SOX and the Commission’s related rules and regulations, the Company (like all other public companies) began the process of adopting and implementing policies and procedures designed to ensure compliance with these new rules and regulations.  Certain of these items were adopted and implemented well within the time frames required by the rules.  Unfortunately, with respect to certain other items, such as the code of conduct and the procedures for complaints relating to accounting and auditing matters, drafts were initially prepared to ensure compliance within the required timeframes, but due to, among other things, staffing and turnover issues, these items did not receive the proper attention to ensure successful implementation.  Following the Company’s receipt of the 2004 Management Letter from Grant Thornton, the Company undertook immediate efforts to ensure that certain critical items were addressed.  Accordingly, during fiscal 2005, the Company worked towards finalizing and implementing a code of conduct for all directors, officers, and employees of the Company and procedures for complaints relating to accounting and auditing matters.  The Company also established a Disclosure Committee, consisting of the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Vice President of Finance and Treasurer, the Controller and Chief Accounting Officer and such other divisional management as may be warranted from time to time, to help design and establish, as well as help monitor the effectiveness and integrity of, the Company’s disclosure controls and procedures.

As a result of these efforts, during the first quarter of fiscal 2006, the Company rolled out to all employees a comprehensive compliance program covering, among other things, its code of conduct and the process to submit, on an anonymous basis, complaints about accounting and financial reporting, as well as procedures to evaluate and address such complaints.  All employees in all divisions were required to attend and sign-off on having received this information and training.  In addition, all members of the Board of Directors participated in this roll-out and training.

Currently, the Company does not have a comprehensive accounting and financial reporting policies and procedures manual.  It is the Company’s intent to formalize its policies and procedures in this area by developing a comprehensive set of accounting and financial reporting policies and procedures in conjunction with its internal efforts to prepare for compliance with Section 404 of SOX during fiscal 2006 and 2007.  As a non-accelerated filer, the first fiscal year in which the Company must be in full compliance with Section 404 of SOX is fiscal 2007.

Deficiency No. 2

During fiscal 2005, the Company implemented procedures which adequately addressed this deficiency (as evidenced by the fact that it was not identified as a control deficiency in connection with the Company’s fiscal 2005 audit).  In particular, where practical, the Company implemented the use of “non-financial” employees to perform certain tasks that were at the time being performed by those within the accounting and finance group.  Cash receipts are now received, copied, logged and deposited by a non-financial employee.  In addition, payroll checks are hand-delivered to employees by a non-financial employee, and are not received back to the payroll function once processed by the Company’s outside payroll processing company.  During fiscal 2005 and continuing into fiscal 2006, the Company continues to review processes where the control would benefit from additional levels of review, approval and sign-off as a means of checks and balances.  Currently, there is not a requirement for employees to take a mandatory vacation for the sole purpose of having this function performed by another employee.  There are no plans to implement this requirement due to the size of the accounting and finance staff at the Company.  The Company plans to develop other controls that it feels will be sufficient to ensure that the controls are working effectively.

Deficiency No. 3

During fiscal 2005, the Company enhanced its internal management reporting requirements, with the goal of providing management with better insight into each of its operating units.  Specifically, the Company established monthly 10-day financial reviews with all operating units.  These reviews are attended by the divisional General Managers and Controllers, as well as the President and the Vice President of Finance. In addition, these internal management reporting requirements allow division management to compare their expected results of operation with actual results in a more timely and effective manner.  Furthermore, this enhanced reporting allows for other internal analysis and metrics-based management throughout the Company and its divisions.  During fiscal 2006 and beyond, the Company is planning to implement, in conjunction with its work being done to comply with Section 404 of SOX, procedures involving periodic observation and re-performance of operational controls to ensure that these controls are operating effectively.

2.                                       Reportable events identified by Grant Thornton LLP in the December 15, 2005 Management Letter.

As noted on the Amended Form 8-K, in connection with its audit of the Company’s financial statements for the year ended September 30, 2005, Grant Thornton advised the Audit Committee and management, by letter dated December 15, 2005 (the “2005 Management Letter”), that it noted certain deficiencies involving internal control over financial reporting that it considered to be significant deficiencies under standards of the Public Company Accounting Oversight Board.  Specifically, Grant Thornton advised the Audit Committee and management that it considered the following four items to be significant deficiencies: (i) the first significant deficiency related to a need to formalize policies and procedures (including a comprehensive accounting and financial reporting policies and procedures manual, a policy that requires an annual vacation for all employees and periodic rotation of duties, and policies and procedures relating to information technology); (ii) the second significant deficiency related to financial reporting and income tax disclosures.   With respect to financial reporting disclosures, Grant Thornton noted that an early draft of the Company’s Form 10-K required corrections as a result of the Company’s internal control procedures not being performed on a timely basis.  With respect to income tax disclosures, Grant Thornton noted that the Company needs to enhance the technical knowledge of personnel preparing and reviewing the income tax disclosures or consider outsourcing this function; (iii) the third significant deficiency related to the need for monitoring controls to ensure that operational controls are operating as designed (including periodic observation and re-performance of operational controls); and (iv) the fourth significant deficiency related to an instance of a control failure around evaluation of proper revenue recognition.  See a copy of the 2005 Management Letter (attached hereto as Appendix D), which is being provided supplementally with this letter in response to Staff Comment No. 3.  In response to Staff Comment No. 1, the Company hereby supplementally provides the following information with respect to the steps the Company has taken (or plans to take) and procedures the Company has implemented (or plans to implement) to correct each such reportable event:

Deficiency No. 1

As noted above, the Company does not currently have a comprehensive accounting and financial reporting policies and procedures manual.  It is the Company’s intent to formalize its policies and procedures in this area by developing a comprehensive set of accounting and financial reporting policies and procedures in conjunction with its internal efforts to prepare for compliance with Section 404 of SOX during fiscal 2006 and 2007.  As a non-accelerated filer, the first fiscal year in which the Company must be in full compliance with Section 404 of SOX is fiscal 2007.

Currently, the Company does not require annual vacations for all of its employees, although the taking of vacation time is encouraged, nor does the Company have a formal policy regarding the rotation of duties.  The Company will continue to evaluate the merits of institutionalizing a vacation and rotation of duties policy; however, due to the size of the accounting and finance staff at the Company, the Company will most likely need to develop other controls that it feels will be sufficient to ensure that the controls are working effectively.

During fiscal 2005 and into fiscal 2006, the Company has begun to enhance its policies and procedures related to information technology.  These polices and procedures include, but are not limited to, the following: a virtual private network access policy, a firewall policy, an antivirus policy, a security policy, a financial application upgrade policy, an operating system patch policy, a backup policy and disaster recovery plan.  In addition, the Company has established key control matrices related to change management procedures, access security, remote access and physical access to the Company’s network. During fiscal 2005, the Company began review of access controls for key network directory access and financial application rights.  This process is continuing in fiscal 2006.

Deficiency No. 2

With respect to the financial reporting disclosures deficiency, the Company has enhanced its reporting disclosure checklist and review process to include a complete review of any documents being shared with the Company’s outside independent auditors.  This procedure is currently in place.  With respect to the income tax disclosures deficiency, the Company plans to outsource this function to a qualified company during fiscal 2006, as well as implement procedures to ensure that the Company’s employees reviewing these types of disclosures receive the proper training.

Deficiency No. 3

During fiscal 2005, the Company enhanced its internal management reporting requirements, with the goal of providing management with better insight into each of its operating units.  Specifically, the Company established monthly 10-day financial reviews with all operating units.  These reviews are attended by the divisional General Managers and Controllers, as well as the President and the Vice President of Finance.  In addition, these internal management reporting requirements allow division management to compare their expected results of operation with actual results in a more timely and effective manner.  Furthermore, this enhanced reporting allows for other internal analysis and metrics-based management throughout the Company and its divisions.  During fiscal 2006 and beyond, the Company is planning to implement, in conjunction with its work being done to comply with Section 404 of SOX, procedures involving periodic observation and re-performance of operational controls to ensure that these controls are operating effectively.

Deficiency No. 4

During fiscal 2005, the Company implemented controls around the evaluation of proper revenue recognition in an effort to eliminate the reliance on detective controls.  Specifically, a process was established where the divisional General Managers and Controllers review all invoiced items during a quarter, evaluate proper revenue recognition and sign-off that a review has been performed.  The results of this divisional review is summarized and back-up for all items greater than $25,000 are collated and forwarded to the Corporate Controller and Corporate Vice President of Finance for final review and sign-off.  The controls put in place in fiscal 2005 were designed to have several levels of management review ensuring proper revenue recognition of all sales.  During the fiscal 2005 audit, however, an instance was discovered in which the revenue related to a single sale in the amount of $44,000 that occurred in the fourth quarter was recognized at the time of shipping, when in fact it should have been deferred until such time that it reached its destination at the customer due to the shipping terms being FOB Destination.  In fiscal 2006, the Company has enhanced its procedures relating to the review of all contracts, requiring the evaluation of the revenue recognition criteria prior to shipment and requiring a complete and through review of all contract elements and supporting documentation.

Comment No. 2

Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit or internal control weakness.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.

Response to Comment No. 2

The Company has detailed out all fourth quarter adjustments that the Company made to close its books (see Appendix B attached hereto), as well as any adjustments recorded in connection with, or as a result of, the fiscal 2005 audit or identified deficiencies (see Appendix A attached hereto).  The reasons for each adjustment, the impact of each adjustment on pre-tax net loss, the net effect of all adjustments on pre-tax net income (loss), and explanations as to the timing of each adjustment are set forth on these appendices.

Comment No. 3

Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response to Comment No. 3

The Company is providing supplementally to the Staff (i) the 2004 Management Letter (attached hereto as Appendix C) and (ii) the 2005 Management Letter (attached hereto as Appendix D).

The foregoing documents are the only letters or written communications from Grant Thornton LLP to the Company’s management or Audit Committee regarding the reportable events described in the Amended Form 8-K.  As of the date of this letter, there were no such letters or written communications from the Company’s management or Audit Committee to Grant Thornton LLP.

Comment No. 4

We note that you have had numerous significant deficiencies during the same period.  Tell us why this wouldn’t qualify as a material weakness in your internal control over financial reporting to warrant a conclusion by your management that your disclosure controls and procedures are not effective.

Response to Comment No. 4

The following discussion describes how management of the Company was able to determine that the “significant deficiencies” identified in connection with the fiscal 2005 audit did not qualify as a “material weakness” in the Company’s internal control over financial reporting to warrant a conclusion by management that the Company’s disclosure controls and procedures were not effective.

On December 15, 2005, management met with Grant Thornton to discuss, among other things, the finalization of the audit, open items and Grant Thornton’s findings in connection with the audit.  During this discussion, Grant Thornton verbally conveyed the four items that it considered to be control deficiencies.  Management and Grant Thornton discussed the significance and materiality of these items, both individually and in the aggregate.  Management’s position, as discussed in more detail below, was that these items did not amount to a “materially weakness” in internal control over financial reporting.

On December 16, 2005, Grant Thornton conveyed to management its conclusion that these items were “significant deficiencies” but that they did not, either individually or in the aggregate, constitute a material weakness in internal control over financial reporting.  Later that same day, Grant Thornton conveyed its findings and its conclusions to the Audit Committee.  Consistent with its communications with the Audit Committee and management, the 2005 Management Letter indicated that Grant Thornton considered these control deficiencies to be significant deficiencies under standards of the Public Company Accounting Oversight Board; the letter did not indicate that these deficiencies amounted to a material weakness in internal control over financial reporting.

In evaluating the deficiencies, management had concluded that the identified deficiencies did not amount to a material weakness in internal control over financial reporting.  Under the standards of the Public Company Accounting Oversight Board, a “material weakness” is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Accordingly, management considered both the likelihood and the magnitude of potential misstatements in evaluating the deficiencies.

With respect to the first deficiency (relating to a need to formalize policies and procedures), management considered the fact that, although the Company had no comprehensive accounting and financial reporting policies and procedures manual, as a result of the Company’s ongoing efforts to comply with Section 404 of SOX, the critical policies and procedures were in place and well known throughout the accounting and finance departments.  Accordingly, management considered the likelihood of a material misstatement of the financial statements arising from the lack of one central manual to be remote.  Furthermore, with respect to a formal policy that requires an annual vacation for all employees and a periodic rotation of duties, management felt that such a policy was not practical given the size of the accounting and finance staff at the Company.  Management believes, however, that any risks related to this deficiency are substantially mitigated by existing detective controls (e.g., management reviews, analysis, testing, additional levels of review) designed to ensure that controls are functioning properly, and, as noted below, the Company will continue to evaluate and, when appropriate, enhance its controls in this area.  Finally, with respect to information technology policies and procedures, management felt that, as of September 30, 2005, it was already in the process of finalizing what it considered to be the most critical of information technology policies and procedures:  those relating to security and access control.

With respect to the aspect of the second deficiency relating to financial reporting disclosures, management considered the fact that this deficiency arose from the fact that the Controller forwarded to Grant Thornton a very early draft of the Form 10-K, which had not yet gone through the Company’s established review procedures, solely in an effort to keep the auditors “in the loop” so that they would be aware of where things stood with respect to the Form 10-K as it related to the timing of their audit.  This unreviewed draft was not forwarded to Grant Thornton for the purpose of reviewing the financial statements contained therein; unfortunately, however, there was a miscommunication with the auditors on this point when the draft was forwarded to them.  The Company has review procedures in place to ensure that drafts of financial statements being shared with outside auditors for the purpose of conducting a review of the financial statements go through the internal review process first.  As a result, management’s evaluation of this control deficiency, as it related to financial reporting, was that it was an isolated incident resulting from a miscommunication and the likelihood of a material misstatement of the financial statements arising from this incident was remote.

With respect to the aspect of the second deficiency relating to income tax disclosures, management noted that, although there exists a weakness in the depth of the knowledge of the personnel preparing the income tax disclosures in the Company’s financial statements, the likelihood of a material misstatement of the financial statements was remote given the size of the Company’s existing and continuing losses.  The Company also planned to outsource this function as the likelihood of profitability increased.  As noted in Response to Comment No. 1, the Company plans to outsource this function to a qualified company during fiscal 2006, as well as implement procedures to ensure that the Company’s employees reviewing these types of disclosures receive the proper training.

With respect to the third deficiency (relating to the need for monitoring controls to ensure that operational controls are operating as designed),  management concluded that, as a result of other controls in place, particularly detective controls, the likelihood of a material misstatement of financial statements arising from this deficiency was remote.  In that regard, management considered the fact that procedures are currently in place to ensure that all financial items are reviewed and signed-off on at the corporate level.  Nevertheless, as noted in Response to Comment No. 1, the Company is planning to implement, in conjunction with the work being done to comply with Section 404 of SOX, procedures involving periodic observation and re-performance of operational controls to ensure that these controls are operating effectively.

With respect to the fourth deficiency (relating to an instance of control failure around evaluation of proper revenue recognition), management considered the fact that out of approximately 300 items reviewed during the year, there was just one instance of a control failure, and that failure related to one of the smallest items reviewed.  As noted in Response in Comment No. 1, during 2005, the Company implemented controls around the evaluation of proper revenue recognition in an effort to eliminate the reliance on detective controls.  These controls were designed to have several levels of management review ensuring proper revenue recognition of all sales.  During the fiscal 2005 audit, however, an instance was discovered in which the revenue related to a single sale in the amount of $44,000 that occurred in the fourth quarter was recognized at the time of shipping, when in fact it should have been deferred until such time that it reached its destination at the customer due to the shipping terms being FOB Destination.  After reviewing the facts surrounding this item, management determined that this was a break-down in the human element of control, not in control procedures, as the item was missed during several levels of review.

Based on these considerations, management concluded that these deficiencies did not, either individually or in the aggregate, result in more than a remote likelihood that that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected and, accordingly, did not amount to a material weakness in internal control over financial reporting.

When management, under the supervision and with the participation of the Chief Executive Officer (the Company’s principal executive officer) and the Vice President of Finance (the Company’s principal financial officer), subsequently carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the Company’s fourth fiscal quarter (September 30, 2005), as required by Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management took into consideration the control deficiencies identified in the 2005 Management Letter and management’s conclusion, as discussed above, that these deficiencies did not amount to a material weakness in internal control over financial reporting.  Management also took into consideration the actions taken by the Company during the course of fiscal 2005 in response to items previously identified as deficiencies (as outlined in Response to Comment No. 1).  Based upon this evaluation, management concluded that, as of September 30, 2005, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

Notwithstanding this conclusion, the Company has taken, and intends to continue to take, steps to correct the control deficiencies noted by Grant Thornton, as outlined in Response to Comment No. 1.  In addition, the Company intends to continue to evaluate and, when appropriate, enhance its disclosure controls and procedures, including its internal control over financial reporting.  In particular, the Company intends (as a result of the implementation of Section 404 of SOX) to rigorously assess, document and test its internal control over financial reporting during fiscal 2006 to ensure compliance with the rules and regulations promulgated under Section 404 for fiscal 2007 (the first fiscal year in which the Company, a non-accelerated filer, must be in full compliance with such rules and regulations).  The Company anticipates that, as a result of this assessment process (which will include the benefit of the information in the 2005 Management Letter), changes will be made to its internal control over financial reporting and, if necessary, such changes will be described in the Company’s filings with the Commission under the Exchange Act.  The Company anticipates that certain of these changes will also help address the conditions that Grant Thornton considers to be significant deficiencies in internal control over financial reporting.

Comment No. 5

To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or to the extent to which the accountant does not agree.

Response to Comment No. 5

The Company believes that the disclosure in the Amended Form 8-K complies with the applicable requirements of Item 304(a) of Regulation S-K and, accordingly, does not believe that any further amendment is required.

*          *          *          *          *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2406.

Sincerely,

/s/ David E. O’Neil
David E. O’Neil
Vice President of Finance

Attachments

Appendix A:                            Adjustments for the year ended September 30, 2005

Appendix B:                              Management Adjustments

Appendix C:                              Letter dated December 23, 2004 from Grant Thornton LLP to the Audit Committee and Management

Appendix D:                             Letter dated December 15, 2005 from Grant Thornton LLP to the Audit Committee and Management

(Appendix A)

SatCon Technology

Fiscal Year End September 30, 2005

Summary of adjustments recorded in connection with, or as a result of, the fiscal 2005 audit or identified deficiencies

1.              To reverse the recognition of revenue related to a fourth quarter shipment, which delivery terms were FOB Destination.  The item in question shipped out prior to quarter end but was not received by the customer until after quarter end.

			Fiscal 2005	Fiscal Quarter
	Debit	Credit	P&L (net)	Q4	Q3	Q2	Q1
Product revenue	$44,000		$(44,000)	$(44,000)
Inventory	$22,000		$—
Cost of sales		$22,000	$22,000	$22,000
Accounts receivable		$44,000	$—

(To properly reverse the recognition of revenue on the FOB Destination shipment and its related elements at 9/30/2005 - this item resulted due to Grant Thornton’s audit process as it related to revenue recognition and was factored in Grant Thornton’s determination that a significant deficiency exists as it related to the Company’s internal control over revenue recognition.)

Impact on Pre-Tax Operating Income (loss)			$(22,000)	$(22,000)	$—	$—	$—

(Appendix B)

SatCon Technology

Fiscal Year End September 30, 2005

Schedule of Fourth Quarter Adjustments Made by the Company to Close its Books

			Fiscal 2005	Fiscal Quarter
	Debit	Credit	P&L (net)	Q4	Q3	Q2	Q1
1. Revenue related return.
Product Revenue	$44,442		$44,442	$44,442
Cost of Sales		$44,442	$(44,442)	$(44,442)

(Sales return in Q4 not accounted for properly; replaced and re-billed; the Company discovered this subsequent to its initial closing and reflected this in its books and records. Entire process was isolated to the fourth quarter of fiscal 2005.)

2. Reclassification from Other Income (expense) to Interest Income (expense)

Interest Income (expense)	$94,207		$(94,207)	$(57,702)	$(21,178)	$(4,167)	$(11,160)
Other Income (expense)		$94,207	$94,207	$57,702	$21,178	$4,167	$11,160

(Reclassify 2005 recording of non-cash interest related to the issuance of warrants to the Company’s lender and loan origination fees to Other Income to present consistently with Fiscal 2004 presentation. Originally these amounts were recorded in Other income in the quarters presented presented.)

3. Reclassification from Finished Goods Inventory to Inventory Reserve

Finished Goods Inventory	$176,000		$—
Inventory Reserve		$176,000	$—

(To properly state the values of both inventory and inventory reserves at year end related to a shipment for which revenue was deferred. This entry manually adjusts the system information as the item was shipped to the customer in the third quarter of fiscal 2005 and is awaiting installation and final customer acceptance. The unit was shipped to the Customer in the third quarter of fiscal 2005.)

4. Record the impact of a LCM adjustment as it relates to an item in Work-in-Process

Cost of Product Sales	$80,000		$(80,000)	$(80,000)
Work-in-process Inventory		$55,000	$—
Accrued costs to complete		$25,000	$—

(The costs incurred and the estimated costs to complete a job on the production floor exceed the realizable value of the customer’s purchase order. Upon reviewing costs accumulated for this job (#7796) the Company recorded the cost over-run and the anticipated costs to complete in the fourth quarter of fiscal 2005.)

5. Reclassify Costs originally accounted for as Cost of Sales as Un-funded Research and Development:

Un-funded research and development	$458,000		$458,000	$188,000	$143,000	$82,000	$45,000
Cost of product sales		$458,000	$(458,000)	$(188,000)	$(143,000)	$(82,000)	$(45,000)

(To reclassify costs originally accounted for as labor related to cost of product sales to un-funded research and development, as these were salary dollars related to new product initiatives and research, to properly classify the costs. The Company determined that the quarterly break-out was not material to warrant restatement, however, the selected quarterly financial data provided within its Form 10-K has been adjusted to reflect this reclassification. In addition, the Company, in order to be consistent, will reflect this reclassification in future filings.)

6. Record the Impairment of Assets in the Company’s Power System Division:

Impaired Long Lived Assets	$1,190,436		$(1,190,436)	$(1,190,436)
Accumulated Depreciation Leaseholds	$1,012,038		$—
Accumulated Depreciation Property Plant and Equipment.	$119,746		$—
Leasehold Improvements		$2,095,999	$—
Plant Equipment		$226,221	$—

(To record the impairment of leasehold improvements and fixed assets in our Worcester Power Systems division pursuant to FAS 144. The Company evaluated the future cash flows during the fourth quarter and determined that impairment existed and recorded this impairment in its fourth fiscal quarter. During the fourth quarter of fiscal 2005 the Company began a process to sell its Shaker and Amplifier product lines. Once this sale became more apparent it was evident that the economics of the facility changed dramatically. The sale of the Shaker and Amplifier product lines along with the 2006 budgeting process, which was completed in the fourth quarter, were all factors that lead to the Company’s ultimate determination that impairment existed and the eventual write-down of the assets in it’s Worcester facility.)

7. To reclassify receipt of an installment sale payment from Other Income (expense) to Gain on Sale of Assets

Other Income (Expense)	$317,802		$(317,802)	$(317,802)
Gain on Sale of Assets		$317,802	$317,802	$317,802

(Fourth Quarter receipt of Installment payment related to a sale of technology in fiscal 2004. Initially Recorded as Other Income but deemed to be Gain on Sale of Assets by the Company upon further research.)

Impact on Pre-Tax Operating Income (loss)			$(1,270,436)	$(1,270,436)	$—	$—	$—

Appendix C

Audit Committee and Management

SatCon Technology Corporation

In planning and performing our audit of the financial statements of SatCon Technology Corporation for the year ended September 30, 2004, we considered SatCon Technology Corporation’s internal control over financial reporting in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, our consideration of internal control would not necessarily disclose all deficiencies in internal control over financial reporting that might be significant deficiencies. However, as discussed below, we noted certain deficiencies involving internal control that we consider to be significant deficiencies under the standards of the Public Company Accounting Oversight Board (United States).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

•                  During the audit, we noted a lack of formal policies and procedures (including code of conduct, process to evaluate complaints about accounting and financial reporting and anonymous submission process, documenting that control activities have occurred, and a comprehensive accounting and financial reporting policies and procedures manual).

•                  Additionally, we noted areas where segregation of duties could be improved particularly including the receipt and recording of cash receipts.  While most of the cash receipts are directed through the lockbox, there are some which are delivered to the Company which are handled by the same people who have access to relieve accounts receivable.  Additionally, Company policy should require periodic rotation of duties and mandatory vacations.  The Company should ensure segregation of duties is maintained even when employees are on vacation.

•                  Lastly, we believe the Company lacks monitoring controls to determine if controls are performed and performed correctly.  Examples of monitoring controls would include periodic re-performance of operational controls and periodic observations of operational controls.

In addition, we consider the following matter to be a control deficiency that is of a lesser magnitude than a significant deficiency.

•                  As the Company addresses the above deficiencies and further studies and evaluates the internal controls in preparation for the certification and examination required by the Sarbanes-Oxley Act- Section 404, the Company should consider areas where automated controls may improve the effectiveness of the controls and in addition the mix of preventive and detective controls particularly in the areas of revenue/cash receipts, inventory/cash disbursements, and payroll.

This report is intended solely for the information and use of the audit committee and the board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
December 23, 2004

Appendix D

Accountants and Business Advisors

Audit Committee and Management

SatCon Technology Corporation

In planning and performing our audit of the financial statements of SatCon Technology Corporation (the “Company”) for the year ended September 30, 2005, we considered SatCon Technology Corporation’s internal control over financial reporting in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, our consideration of internal control would not necessarily disclose all deficiencies in internal control over financial reporting that might be significant deficiencies. However, as discussed below, we noted certain deficiencies involving internal control that we consider to be significant deficiencies under standards of the Public Company Accounting Oversight Board (United States).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

We consider the following control deficiencies to be significant deficiencies in internal control over financial reporting.

•                  We noted a lack of formal policies and procedures (including a comprehensive accounting and financial reporting policies and procedures manual, and a formal policy that requires an annual vacation for all employees and periodic rotation of duties). In addition, we noted a lack of policies and procedures related to Information Technology, including a formal documented procedure for adding, deleting, and changing user access, and a formal policy developed to monitor intrusion attempts into the system.

•                  We observed deficiencies in financial reporting and income taxes disclosures.  The draft of the Form 10-K required corrections as a result of the Company’s internal quality control procedures not being performed on a timely basis.  Furthermore, the Company should enhance the skill set and knowledge of the personnel preparing and reviewing the income tax disclosure or consider outsourcing this function.

•                  The Company’s internal control over revenue recognition failed to timely detect an error in the fourth quarter.  The Company should investigate this control failure and enhance its operating effectiveness.

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•                  Lastly, we believe that the Company lacks monitoring controls to determine if controls are being performed and performed correctly.  Examples of monitoring controls would include periodic re-performance of operational controls and periodic observations of operational controls.

In addition, we consider the following matter to be a control deficiency that is of a lesser magnitude than a significant deficiency.

•                  As the Company addresses the above deficiencies and further studies and evaluates the internal controls in preparation for the certification and examination required by the Sarbanes-Oxley Act-Section 404, the Company should consider areas where automated controls may improve the effectiveness of the controls and the mix of preventive and detective controls particularly in the areas of revenue/cash receipts, inventory/cash disbursements, and payroll.

This report is intended solely for the information and use of the audit committee and the board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Grant Thornton LLP
Boston, Massachusetts
December 15, 2005